U. S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549


         FORM 4
         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935 or
         Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligatons may continue. See Instruction 1(b).

1.       Name and Address of Reporting Person*

         (Last)  Spurlin          (First) Preston         (Middle) D
         (Street) 541 Sterling Drive
         (City)   Richardson      (State)  TX             (Zip)   75081

2.       Issuer Name and Ticker or Trading Symbol
                Microwave Transmission Systems, Inc.

3.       IRS or Social Security Number of Reporting Person (Voluntary)

4.       Statement for Month/Year           August 2001

5.       If Amendment, Date of Original  (Month/Year)

6.       Relationship of Reporting Person to Issuer

           (Check all applicable)

         (X)   Director                     (X)    10% Owner
         (X)   Officer (give title below)   ( )    Other (specify below)

                Chief Executive Officer




           Table I  -- Non-Derivative Securities Beneficially Owned

1.    Title of Security    2.  Trans-    3. Trans-    4. Securities Acquired(A)          5. Amount of     6.  Owner-     7. Nature
      (Instr. 3)               action       action       or Disposed of (D)                 Securities        ship          of In-
                               Date         Code         (Instr. 3, 4 and 5)                Beneficially      Form:         direct
                                                                   (Instr. 8)               Owned at          Direct        Bene-
                               (Month/                                                      End of            (D)           ficial
                                Day/                                                        Month             Indirect      Owner-
                                Year)      Code   V      Amount        (A) or  Price      (Instr. 3 and 4)    (I)           ship
                                                                       (D)                                    (Instr 4.)  (Instr. 4)

      Common Stock             8/30/01      P            2,017,932      A      $ 1.46     7,767,932            D




 * If the Form is filed by more than one Reporting Person, see Instruction5(b(v)

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                 Table II -- Derivative Securities Beneficially
            Owned (e.g., puts, calls, warrants, options, convertible
                                   securities)


1. Title of 2. Conver- 3. Trans- 4. Transac-  5. Number of       6. Date Exer-          7. Title and Amount of Under- 8. Price
Derivative.)   sion or    action    tion Code    Derivative         cisable             lying Securities Securities      of
 Security       Exercise   Date     (Instr. 8)   Securities         and                 (Instr. 3 and 4)                 Deriv-
 (Instr 3.)     Price of                         Acquired (A) or    Expiration                                           ative
                Deriv-    (Month/               Disposed Of (D)    Date                                                  Secur-
                ative      Day/                 (Instr. 3, 4,      (Month/Day/                                           ity
                           Year)                and 5)             Year)
                                                                                                                         (Instr.5)



                                                                     Date    Expira-                    Amount or
                                                                     Exer-   tion           Title       Number of
                                    Code    V     (A)    (D)         cisable Date                       Shares










9. Number      10.Owner-        11.Na-
   of Deriv-      ship             ture
   ative          Form             of In-
   Secur-         of De-           direct
   ities         rivative          Bene-
   Bene-         Secu-             ficial
   ficially      rity:             Own-
   Owned         Direct            ership
   at End       (D) or             (Instr.
   of            Indi-             4.)
   Month         rect (I)
  (Instr. 4)    (Instr. 4)


Explanation of Responses:


                               /s/ P. David Spurlin               10/31/2001
                               ----------------------------        ---------
                               **Signature of Reporting {Person)    Date
                                P. David Spurlin

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C.     1001 and 15 U.S.C.    78(ff)(a)


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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